UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                            REWARD ENTERPRISES, INC.
                            ------------------------
                                (Name of Issuer)

         NEVADA                    000-27259                   98-0203927
(State of Incorporation)     (Commission File No.)  (IRS Employer Identification No.)
-------------------------------------------------------------------------------------

                           2033 MAIN STREET, SUITE 500
                               SARASOTA, FL 34326
                    (Address of principal executive offices)

                                 (713) 937-1117
                         (Registrant's telephone number)

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                                     GENERAL

         This Information Statement is being mailed on or about February 15, 2005 to the holders of shares of common stock of Reward Enterprises, Inc., a Nevada corporation, as of February 15, 2005. You are receiving this Information Statement in connection with the appointment of a member of Reward Enterprises' Board of Directors, who will become the sole director of Reward Enterprises. The resignation of the existing director, and the appointment of the new director, has already occurred, effective November 23, 2004.

ITEM 1. CHANGES IN CONTROL OF REGISTRANT

         On November 23, 2004, Consumers Choice Financial Services, Inc. entered into a Share Exchange Agreement ("Agreement") with Reward Enterprises, Inc. Pursuant to the Agreement, Consumers Choice Financial Services, Inc. and Reward Enterprises agreed to the following:

         Reward Enterprises shall issue three hundred and eighty million (380,000,000) shares of common stock from in exchange for 100% of the outstanding shares of Consumers Choice Financial Services, Inc. The shares of common stock represent a majority of the outstanding common stock of Reward Enterprises.

         Earl Ingarfield, Reward Enterprises' current sole officer and director, agreed to resign his respective positions and release all claims against Reward Enterprises.

         Reward Enterprises' Board of Directors shall appoint Jeff Fisher, president of Consumers Choice Financial Services, Inc. to its Board of Directors, and upon such appointment, Reward Enterprises' current Board member will resign.

         The Agreement was consummated on November 23, 2004. The closing conditions included the launch of a consumer debt buying operation within Consumers Choice Financial Services, Inc. which was completed on February 11, 2005.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of February 15, 2005, certain information with respect to Reward Enterprises' equity securities owned of record or beneficially by (i) each officer and director of Reward Enterprises; and (ii) each person who owns beneficially more than 5% of each class of Reward Enterprises' outstanding equity securities.

NAME AND ADDRESS OF BENEFICIAL      NATURE OF      AMOUNT OF         PERCENTAGE
OWNER                               OWNERSHIP      BENEFICIAL        OF CLASS
                                                   OWNERSHIP*

York Ventures, LLC(1)                Direct        190,000,000        38.53%
ATM Alliance Trust, LLC(2)           Direct        190,000,000        38.53%
Bell Investments, LLC(3)             Direct          2,300,000         0.47%

         * Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The percentage of beneficial ownership is based on 493,266,100 shares of common stock outstanding as of February 15, 2005.

         (1) All investment decisions of, and control of, York Ventures, LLC are held by Jeff Fisher, its Manager. Mr. Fisher is the President, Chief Executive Officer, Acting Chief Financial Officer and a director of the Company.

         (2) All investment decisions of, and control of, ATM Alliance Trust, LLC are held by Gus Moreland, its Manager.

         (3) Earl Ingarfield is the Manager of Bell Investments, LLC, and has the voting power and control over the 2,300,000 shares held by Bell Investments, LLC. Mr. Ingarfield was the President, Chief Executive Officer and sole Director of Reward Enterprises before the Agreement was closed.

LEGAL PROCEEDINGS

         Reward Enterprises is not aware of any legal proceedings in which any director, officer or any owner of record or beneficial owner of more than five percent of any class of voting securities of Reward Enterprises, or any affiliate of any such director, officer, affiliate of Reward Enterprises or security holder is a party adverse to Reward Enterprises or has a material interest adverse to Reward Enterprises.

INCOMING DIRECTOR

         The following table sets forth the name and age of the incoming director of Reward Enterprises. Directors serve one-year terms until their successors are elected. There are no family relationships among any of the directors and officers.

NAME                      AGE                     POSITION(S)

Jeff Fisher               56                      Director, President, Chief
                                                  Executive Officer, Acting
                                                  Chief Financial Officer

         JEFF FISHER. Mr. Fisher will serve as President, Chief Executive Officer, Acting Chief Financial Officer and a director of the Company after the Agreement was closed.

         Mr. Fischer has more than 25 years experience in the financial services, mortgage lending and consumer credit fields. For the last 5 years, prior to his involvement with Consumer's Choice Financial Services, Inc. and the Company, Mr. Fischer held the position of Director of Client Services with a law firm, as well as participated in the mortgage lending business.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

         Section 16 (a) of the Securities Exchange Act of 1934 requires Reward Enterprises' directors and executive officers and persons who own more than ten percent of a registered class of Reward Enterprises' equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of Reward Enterprises. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish Reward Enterprises with copies of all Section 16 (a) forms they file.

         To Reward Enterprises' knowledge, as of the date of this filing, certain required report filings have not been filed.

BOARD AND COMMITTEE MEETINGS

         Since the change of control of Reward on November 23, 2004, there was only one director of the Company.

         The Board of Directors does not have any committees.

SUMMARY COMPENSATION TABLE

         The following table sets forth information with respect to the total compensation earned by, or paid to, the persons serving as Reward Enterprises' President, Chief Executive Officer, Controller and Vice-Presidents (the "Named Executive Officers") during 2004, 2003 and 2002. No other executive officer of Reward Enterprises earned total salary and bonus in excess of $100,000 during the years 2004, 2003 and 2002.

                               ANNUAL COMPENSATION

                                                              SALARY
                                                             ($)BONUS
                                                   ($)OTHER ANNUAL COMPENSATION
NAME AND PRINCIPAL POSITION          YEAR                       ($)

Earl Ingarfield, President and CEO   2004                     $ -0-

Edward W. Withrow III, President     2003                     $ 81,000
                                     2002                     $ -0-

Joseph C. Vigliarolo, Chief          2003                     $  53,500
Financial Officer, Treasurer         2002                     $ -0-


STOCK OPTION GRANTS IN LAST FISCAL YEAR

None Granted or Exercised

STOCK OPTIONS HELD AT YEAR END

No options were held by directors, executive officers or affiliates at year end.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The information set forth under the caption "Certain Relationships and Related Transactions between Management and the Company" in the annual report on Form 10-KSB filed with the Securities and Exchange Commission on November 15, 2004 is incorporated herein by reference.

                                    SIGNATURE


         Pursuant to the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. REWARD


ENTERPRISES, INC.


By: /s/ Jeff Fisher                                       February 15, 2004
    --------------------------
Print Name: Jeff Fisher
Title: Chief Executive Officer